AMERIS BANCORP

310 First Street, Southeast

Moultrie, Georgia 31768

August 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Kathryn McHale

Re:	Ameris Bancorp

Registration Statement on Form S-4

Filed July 10, 2013

File No. 333-189886

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13901

Current Report on Form 8-K

Filed July 18, 2013

File No. 001-13901

Ladies and Gentlemen:

On behalf of Ameris Bancorp (“Ameris”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) a conformed copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (No. 333-18986) (the “Registration Statement”), marked to show changes from the initial filing of the Registration Statement with the Commission on July 10, 2013. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter dated August 6, 2013 to Mr. Edwin W. Hortman, Jr. (the “Comment Letter”). The Amendment also includes other changes that are intended to update and clarify the information contained in the Registration Statement.

Set forth below are Ameris’s responses to the Comments. Responses to Comments regarding Prosperity are based on information provided by Prosperity. For the convenience of the Staff, Ameris has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the Comment numbers. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Registration Statement on Form S-4

General

1.	Please confirm that Prosperity did not provide financial projections to Ameris in connection with this transaction.

Ameris confirms that Prosperity did not provide any financial projections to Ameris in connection with this transaction, except for the projections prepared by Prosperity, and provided herein, in response to Comment 24.

2.	Please supplementally provide the Staff with the board books prepared for each board.

In response to the Staff’s Comment, the board books prepared for the meetings of the Ameris board of directors and the Prosperity board of directors held on April 9, 2013 and April 26, 2013, respectively, will be furnished supplementally to the Staff. These materials will be furnished to the Staff pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, Ameris will request that these materials be returned promptly to Rogers & Hardin, LLP, counsel to Ameris, following the completion of the Staff’s review thereof. In addition, due to their sensitive commercial and financial nature, Ameris will be requesting confidential treatment for these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83(b).

Coverpage

3.	Please disclose the title and number of securities offered. See Item 501(b)(2) of Regulation S-K.

In response to the Staff’s Comment, the cover page has been revised to disclose the title and number of securities offered.

Summary

Equivalent Prosperity Per Share Value, page 8

4.	In comparative columnar form, please add the market value of Prosperity common stock on a historical basis as required by Item 3(g) of Form S-4

The Prosperity common stock is not listed or traded on any established securities exchange or quotation system. Accordingly, there is no market value of the Prosperity common stock on a historical basis. In response to the Staff’s Comment, page 8 has been revised to state clearly that there is no established public trading market for the Prosperity common stock.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Market Prices and Dividend Information, page 29

5.	Please provide Prosperity’s market price information as required by Item 17(b)(2) of Form S-4.

As discussed above, the Prosperity common stock is not listed or traded on any established securities exchange or quotation system. In response to the Staff’s Comment, pages 16 and 29 have been revised to state clearly that there is no established public trading market for the Prosperity common stock.

The Merger

Prosperity’s Reasons for the Merger…, page 39

6.	Please revise to include any negative or potentially negative factors that the board considered when determining whether the merger was advisable and in the best interests of Prosperity and its shareholders. Please make similar disclosure with respect to the Ameris board’s reasons for the merger on page 40.

In response to the Staff’s Comment, pages 40 and 41 have been revised to disclose the negative or potentially negative factors considered by the Prosperity board of directors and the Ameris board of directors, respectively.

Opinion of Allen C. Ewing & Co., page 46

7.	Please disclose the aggregate compensation Ewing has received from Prosperity for all services, including broker dealer services, over the last two years as required by Section 1015(b)(4) of Regulation M-A.

In response to the Staff’s Comment, page 46 has been revised to disclose that, except for the $25,000 payment to Ewing disclosed in the proxy statement/prospectus, Prosperity has not made any other payments to Ewing during the last two years.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Material U.S. Federal Income Tax Consequences for the Merger, page 46

8.	We note your disclosure in this section implies that the transaction might qualify as tax-free under certain circumstances. However, this would constitute a material tax consequence for which you would need an opinion. Please provide an opinion or advise shareholders that they should assume the merger is not tax free.

In response to the Staff’s Comment, Ameris has filed a tax opinion as Exhibit 8.1 to the Registration Statement and made related revisions to pages 4, 9, 20, 46 and 48.

Interests of Prosperity’s Executive Officers and Directors in the Merger, page 56

9.	Please file all material agreements discussed in this section, including each employment agreement described on page 56 and 57, with your next amendment.

In response to the Staff’s Comment, Ameris has filed the employment agreements and non-competition and non-disclosure agreements discussed in “The Merger – Interests of Prosperity Executive Officers and Directors in the Merger” as Exhibits 10.2 through 10.12 to the Registration Statement.

10.	Please provide the information required by Item 18(a)(7) of Form S-4 as it pertains to each Prosperity director and executive officer who will serve in such capacity after completion of the merger.

No director or executive officer of Prosperity will serve as a director or executive officer of Ameris (the surviving company) after the completion of the merger. Accordingly, the Amendment does not provide disclosure in response to Item 18(a)(7) of Form S-4.

Prosperity’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Classification of Assets, page 82

11.	We observe from Note 3 to your financial statements on pages F-22 and F-110 that the allowance for loan losses collectively evaluated as a percentage of loans collectively evaluated for impairment has decreased from 1.83% at December 31, 2011 to 1.19% at March 31, 2013 and that a significant amount of the decrease was related to your residential real estate portfolio. We also note that total past due loans in your residential real estate portfolio increased from $3.2 million at December 31, 2011 to $3.6 million at March 31, 2013. Please tell us in detail and revise your filing to more comprehensively discuss the reasons for the decreasing collectively evaluated allowance trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing. Specifically discuss the trends in your residential real estate portfolio.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses. For instance, discuss trends in the types of loans and related credit risk in your collectively evaluated portfolio, trends in historical losses incorporated in your allowance

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

methodology, and trends observed in specific qualitative factors. We note you disclose that the decrease in the provision for loan losses in the year ended December 31, 2012 was due to fewer loan charge-offs. Please specifically discuss the number of quarters of charge-offs included in your collectively evaluated allowance methodology and clearly explain and quantify the impact on your collectively evaluated allowance from the decrease in charge-offs.

In response to the Staff’s Comment, page 94 has been revised to more comprehensively discuss the reasons for the decreasing collectively evaluated allowance trend and its relationship with observed changes in the credit quality of Prosperity’s collectively evaluated portfolio for the periods presented in the filing, including specific discussions of the trends in Prosperity’s residential real estate portfolio, the charge-offs included in Prosperity’s collectively evaluated allowance methodology, and the impact of Prosperity’s collectively evaluated allowance from the decrease in charge-offs.

12.	Please revise the table on page 93 to clarify if the amount disclosed as troubled debt restructurings (“TDRs”) is the amount as of the date indicated or the amount of loans determined to be TDRs during the period indicated. We note the $8,345 thousand and $7,235 thousand disclosed for 2012 and 2011, respectively agrees to the amount disclosed on page F-27 as the amount of loans determined to be TDRs during the years ended. However, the $13,224 thousand disclosed for March 31, 2013 does not agree to the amount disclosed on page F-115.

In response to the Staff’s Comment, the table on page 93 has been revised to disclose the TDRs as of June 30, 2013, December 31, 2012, and December 31, 2011 (i.e., disclosure is provided as of the date indicated as opposed to the amount of loans determined to be TDRs during the period indicated). Specifically, the line item “Troubled debt restructuring” has been revised to state “Troubled debt restructuring as of the date indicated.”

Comparison of Shareholder Rights, page 104

13.	You may not qualify your discussion by reference to the relevant certificates of incorporation and bylaws. Please revise to state that all material information has been discussed.

In response to the Staff’s Comment, page 104 has been revised to delete the qualification to the relevant certificates of incorporation and bylaws.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Unaudited Pro Forma Combined Consolidated Financial Statements, page 118

14.	We note the account titled “Credit related expenses (1)” on pages 122 and 124. We could not find any footnote disclosure that references the (1). Please add the necessary disclosure or revise the account name to exclude the (1).

In response to the Staff’s Comment, pages 122 and 124 have been revised to provide the footnote disclosure with respect to “Credit related expenses (1).”

15.	As a related matter, we note that “Credit related expenses (1)” includes write-downs and losses on foreclosure for Prosperity and OREO and problem loan expenses for Ameris. Please revise to provide a clearer title for this account or clearly explain the types of credit expenses included in this line item in a note.

In response to the Staff’s Comment, pages 122 and 124 have been revised to provide footnote disclosure with respect to “Credit related expenses (1)” which explains the types of credit expenses included in this line item.

16.	Please revise your unaudited pro forma combined consolidated statements of income to present the number of shares used to compute per share data on the face of the pro forma combined consolidated statements of income. Please also revise these statements to present your basic earnings available to common shareholders per share. Refer to Rule 11-02(b)(7) of Regulation S-X.

In response to the Staff’s Comment, pages 123 and 124 have been revised to present in the unaudited pro forma combined consolidated statements of income: (i) the number of shares used to compute per share data on the face of the pro forma combined consolidated statements of income and (ii) the basic earnings available to common shareholders per share.

17.	As a related matter, please revise pages 123 and 124 to state that your “Diluted earnings available to common shareholders” are “Diluted earnings available to common shareholders per share.”

In response to the Staff’s Comment, pages 123 and 124 have been revised to provide “Diluted earnings available to common shareholders per share” instead of “Diluted earnings available to common shareholders.”

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

18.	Please revise your unaudited pro forma combined consolidated statements of income for the year ended December 31, 2012 to include the footnotes of “A” and “B” next to the pro forma adjustments for amortization of intangible assets and income tax, respectively.

In response to the Staff’s Comment, page 124 has been revised to include in the unaudited pro forma combined consolidated statement of income for the year ended December 31, 2012, footnotes “A” and “B” next to the proforma adjustments for amortization of intangible assets and income tax, respectively.

Note 3 – Preliminary Estimated Acquisition Consideration Allocation, page 126

19.	We note your preliminary estimated acquisition consideration allocation on page 127. We further note that there has been no adjustment to premises and equipment. Please tell us why you have not adjusted the carrying value of premises and equipment to approximate fair value and revise your disclosures accordingly.

Ameris’s preliminary evaluation of the fair value of Prosperity’s premises and equipment revealed only immaterial differences between Ameris’s fair value estimates and Prosperity’s current book value (approximately a 1.0% difference). Ameris anticipates finalizing the market-based valuation of the acquired premises and equipment, the results of which could differ from Ameris’s original estimate. In response to the Staff’s Comment, page 128 has been revised so that footnote “D” sets forth an adjustment to premises and equipment.

Note 4 – Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments, page 128

20.	Please revise footnote I to further explain the nature of the “discount obtained by Ameris for purchasing a portion of the debt at a discount.” You may refer to another page of the document that describes this transaction.

Ameris purchased an issue of Prosperity’s trust preferred debentures at a discount from the face value thereof from the original holder. The amount reflected as an adjustment is the difference between Ameris’s carrying value and the book value of the trust preferred debentures plus unpaid but accrued interest on Prosperity’s balance sheet. In response to the Staff’s Comment, page 128 has been revised to discuss more specifically in footnote “J” the nature of this adjustment.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Note 5 – Earnings per Common Share, page 129

21.	We note the pro forma net income available to common shareholders for the three months ended March 31, 2013 and the year ended December 31, 2012 of $4,203 thousand and $12,026 thousand, respectively. Please tell us why these amounts do not agree to the pro forma net income amounts available to common shareholders of $4,038 thousand and $11,366 thousand as of the same dates, as reported on pages 123 and 124, respectively.

In response to the Staff’s Comment, page 129 has been revised to update the disclosure to provide the pro forma net income available to common shareholders for the six months ended June 30, 2013, and to correct the pro forma net income available to common shareholders for the year ended December 31, 2012. These amounts, as so revised, agree with the pro forma net income available to common shareholders for the six months ended June 30, 2013, and the year ended December 31, 2012, on pages 123 and 124, respectively.

Independent Auditors’ Report, page F-2

22.	We note that the audit report on page F-2 for the 2012 financial statements differs from the audit report on page F-48 for the 2011 financial statements. Please tell us why you have included two differently worded audit reports. Further, please tell us how the report included on page F-2 complies with AU Section 508.

In April 2011, the Auditing Standards Boards (“ASB”) adopted the Codification of Statements on Auditing Standards to implement the ASB’s established clarity drafting conventions designed to make the standards easier to read, understand and apply. The revised standards were effective for audits of financial statements for periods ending on or after December 15, 2012. The audit report on page F-49 with respect to the 2011 financial statements complied with AU Section 508 (the standards in effect prior to the revisions for clarity drafting). The audit report on page F-2 for the 2012 financial statements does not, and is not required to, comply with AU Section 508. The audit report on page F-2 complies with AICPA AU-C Section 700, which superseded AU Section 508 as a result of the revisions for clarity drafting and required a revised audit report format with respect to audits of financial statements for periods ending on or after December 15, 2012.

Prosperity Banking Company Financial Statements

Note 2. Securities, page F-18

23.	We note your disclosure that you recognized cumulative OTTI losses in prior years of $5.5 million on trust preferred securities and that at December 31, 2012 the securities had an amortized cost of $4.4 million and a fair value of $0.2 million. You also disclose that the unrealized losses were due to changes in market interest rates. Please revise to disclose a description of your valuation techniques used to measure fair value. Additionally, please tell us in detail and revise to discuss how you determined that the unrealized losses were due to changes in market interest rates and not credit related.

In response to the Staff’s Comment, page F-19 has been revised to include a description of the valuation techniques used to measure fair value and to discuss how it was determined that the unrealized losses were due to changes in the market interest rates and not credit related.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Note 11. Income Taxes, page F-36

24.	We note you have only recorded a small deferred tax valuation allowance at December 31, 2012 related to the OTTI loss at the holding company. We also note that you have recorded losses in recent years and that your determination that it is more likely than not that you will realize the net deferred tax asset is based on “forecasted earnings and is supported by a strong earnings history exclusive of the loan losses that occurred during 2008, 2009, 2010, 2011 and 2012 which created the future deductible amount. Management believes the magnitude of loan losses occurred because of the current economic downturn and the situation is unusual and infrequent and an aberration rather than a continuing condition.”

In determining the need for a deferred tax asset valuation allowance and considering the guidance in paragraphs 21 – 23 of ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant piece of negative evidence that is difficult to overcome. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified.

Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets will more likely than not be realized at December 31, 2013. Your analysis should include but not be limited to:

a.	An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

b.	For your projections of future tax or US GAAP income, please:

i.	identify the most significant inputs and assumptions,

ii.	provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,

iii.	provide specific evidence which supports the inputs and assumptions, and

iv.	provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

c.	An analysis comparing actual versus forecasted taxable income or US GAAP income for the 2008-2012 fiscal years and your most recent interim periods identifying and explaining the reasons for any significant differences.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Overview

At December 31, 2012, Prosperity had net deferred tax assets totaling $17.2 million. The majority of the deferred tax assets related to net operating losses (“NOLs”) totaling $21.3 million at December 31, 2012. Prosperity believes it is more likely than not that it will utilize the NOLs within five years based on conservative earnings assumptions.

Prosperity reported its first annual operating loss in 2008. In the five years prior to 2008, Prosperity earned $42.4 million, or an average return on assets of 0.97% (after tax). Pre-tax income during this five-year period totaled $48.9 million.

The operating losses have been accumulated during the periods 2008 to 2012. These losses are highly correlated to both the elevated levels of non-performing assets and the trend in non-performing assets. The following table illustrates this correlation:

	2008	2009	2010	2011	2012
	(Dollar Amounts in Thousands)
Pre-tax losses	$(18,706)	$(16,326)	$(11,204)	$(5,631)	$436
Total provision	25,082	15,256	13,825	5,261	3,583
Non-performing assets	34,498	26,478	20,430	29,496	22,567

Current levels of non-performing assets at June 30, 2013 total $15.6 million, evidencing an acceleration in the trend that began in 2011. This improvement in credit quality has already greatly impacted earnings, and the trend supports Prosperity’s belief that the NOLs will be utilized in the near term.

Analysis of Past Operating Results

Prior to the economic downturn:

	2003	2004	2005	2006	2007
	(Dollars in Thousands)
Total assets	$561,877	$688,376	$931,307	$1,086,366	$1,103,764
Total non-performing assets	2,577	739	1,163	2,692	17,959

Net interest income	18,947	22,874	27,780	31,003	30,085
Provision	780	1,063	2,165	1,009	3,075
Non-interest income	6,614	8,919	9,533	9,069	8,375
Non-interest expense	16,687	21,005	24,396	26,441	27,717
Pre-tax income/(loss)	8,094	9,725	10,752	12,622	7,668

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

	2003	2004	2005	2006	2007
Net interest income/average assets	3.83%	3.76%	3.82%	3.07%	2.67%
Non-interest income/average assets	1.12%	1.15%	1.15%	0.0091	0.74%
Non-interest expense/average assets	3.33%	0.0341	0.0331	0.0261	0.0246
Efficiency ratio	67.07%	69.24%	66.35%	65.46%	71.91%
Provision/assets	0.14%	0.15%	0.23%	0.09%	0.28%

Return on average assets	0.97%	1.03%	1.41%	1.25%	0.68%

Prior to the economic downturn, Prosperity was able to achieve a higher than normal growth rate in total assets due, in part, to a de novo style branching strategy in new and existing markets. This branching strategy focused on retail growth in deposits, which built a substantial base of long-term, low-cost deposits that supported a strong margin even during the economic downturn. However, this retail strategy had a negative impact on the operating efficiency of Prosperity Bank because it caused occupancy and personnel costs to increase. Loan growth in commercial loans, such as construction and development loans, caused higher non-performing assets and credit costs as the economic downturn worsened.

During the economic downturn:

	2008	2009	2010	2011	2012
	(Dollars in Thousands)
Total assets	$1,108,117	$935,234	$844,423	$783,742	$741,708
Total non-performing assets	34,498	26,478	20,430	29,496	22,567

Net interest income	28,988	26,381	25,975	24,573	21,997
Provision	25,082	15,256	13,825	5,261	3,583
Non-interest income	10,723	2,440	4,800	(90)	4,813
Non-interest expense	33,335	29,891	28,154	24,853	22,791
Pre-tax income/(loss)	(18,706)	(16,326)	(11,204)	(5,631)	436

	2008	2009	2010	2011	2012
Net interest income/average assets	3.03%	2.90%	3.34%	3.43%	3.17%
Non-interest income/average assets	0.70%	0.27%	0.22%	-0.10%	0.49%
Non-interest expense/average assets	2.95%	2.93%	3.16%	3.06%	2.93%
Efficiency ratio	81.09%	100.48%	99.23%	102.71%	86.95%
Provision/assets	2.26%	1.63%	1.64%	0.67%	0.48%

Return on average assets	-1.23%	-0.90%	-0.77%	-0.59%	0.15%

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

During the economic downturn, Prosperity greatly reduced risk concentrations by focusing available cash flows on problem assets and the resolution of non-performing assets. Net interest income decreased as the balance sheet contracted over 30% from 2008. Non-interest income was negatively affected by the losses and write-downs recorded on OREO. In addition to the efforts to resolve non-performing assets, management worked to restructure the operations of Prosperity Bank to be more efficient and scalable to the contracted size of Prosperity and anticipated a recovery in which asset value could again increase. The sales force remained focused on retail-oriented deposits, while the lending side focused more on residential lending, rather than commercial lending.

Analysis of Projected Future Results

Projected after economic downturn:

	2013	2014	2015	2016	2017	2018
	(Dollars in Thousands)
Total assets	$750,000	$811,625	$872,497	$937,934	$1,008,279	$1,083,900
Total non-performing assets	9,370	7,496	5,997	4,798	3,838	3,070

Net interest income	21,417	23,452	25,680	28,119	30,790	33,715
Provision	3,756	2,441	2,617	3,283	3,529	3,794
Non-interest income	3,961	9,743	10,572	11,470	12,445	13,503
Non-interest expense	20,997	21,627	22,276	23,501	25,028	26,906
Pre-tax income/(loss)	625	9,127	11,358	12,806	14,678	16,519
Remaining available NOL	20,675	11,548	190	0	0	0

	2013	2014	2015	2016	2017	2018
Net interest income/average assets	2.84%	2.89%	2.94%	3.00%	3.05%	3.11%
Non-interest income/average assets	0.52%	1.20%	1.21%	1.22%	1.23%	1.25%
Non-interest expense/average assets	2.78%	2.66%	2.55%	2.51%	2.48%	2.48%
Efficiency ratio	82.74%	65.15%	61.45%	59.36%	57.89%	56.98%
Provision/assets	0.50%	0.30%	0.30%	0.35%	0.35%	0.35%

Return on average assets	0.05%	0.73%	0.85%	0.89%	0.95%	0.99%

Significant Assumptions. Set forth below are the significant assumptions underlying the projections set forth above:

•	Overview – The overriding theme of Prosperity’s current five-year forecast is that Prosperity believes it can incrementally improve its operating results and grow its total assets to achieve results similar to those reported before the economic downturn.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

•	Assets – The projections assume that assets will increase at an annual rate of 7.50% and that Prosperity’s focus will center on commercial banking in existing markets with its current sales force. If this assumed level of growth is achieved, then Prosperity’s total assets would return to approximately 90% of their pre-downturn level. Prosperity believes this growth is achievable due to the reduced levels of competition in its markets, resulting from banking failures and consolidation in its markets, as well as recent expansion in its loan and deposit pipelines.

•	Net interest income (to average assets) – The projections assume that net interest income (to average assets) increases to approximately 3.11% of Prosperity’s pre-downturn level by 2018 due to improved mix in earning assets and higher spreads than experienced during 2010 to 2012. This level represents a conservative 3.35% net interest margin (to average earning assets) which Prosperity believes is achievable due to its higher than average level of low cost deposits. Although not reflected in the projections, Prosperity believes a higher interest rate environment would allow it to realize an expansion in the net interest margin in the long-run and thereby surpass the estimates used in the projections.

•	Provision – The projections assume a decline in provision expense relative to the expected decrease in non-performing assets. Prosperity believes non-performing assets will decrease ratably over the coming years to a more historical level and that costs associated with elevated problem assets will almost completely abate. Incremental provisions included in the projections largely reflect those customary with loan growth.

•	Non-interest income – Currently, the majority of Prosperity’s non-interest income is generated from service charges and other loan and deposit related fees. Mortgage production is booked largely on the balance sheet to the extent liquidity and interest rate sensitivity guidelines can accommodate it. Due to the increase in commercial loan demand, Prosperity anticipates that it will transition its mortgage production toward the secondary market and, accordingly, Prosperity has assumed in the projections an increase in non-interest income by $2.5 million in 2014 and each year thereafter. Prosperity has conservatively included only 70% of the fees that would be generated if Prosperity maintains current production levels once it shifts to selling loans in the secondary market. Current levels of non-interest income have been negatively impacted by losses on OREO that Prosperity does not anticipate will continue in the years projected.

•	Non-interest expense – Recognizing the changes in the banking industry, Prosperity has implemented numerous initiatives that would accommodate growth with limited investment in human talent or retail banking facilities, including a robust and effective mobile banking solution, an aggressively streamlined loan processing and administration function, and a fully staffed in-house data processing division that once managed the operations of a $1.2 billion Prosperity business. Prosperity anticipates being able to drive operating efficiency into the 55% range by the end of 2016.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Potential Risks. Although Prosperity believes the projections are realistic based upon its past performance and the improvements Prosperity has made to its operations, several risks exist that could materially impact Prosperity’s projected performance, including:

•	A change in economic trends that would impact Prosperity’s markets and potentially reverse the positive trend in non-performing assets.

•	Lower spreads between short-term and long-term rates than are now present or anticipated in the near term. Prosperity did not incorporate in the projections an increase in interest rates or an expansion in spreads, although Prosperity believes this trend will continue and present better investment and loan yield opportunities than have been present over the past few years.

•	An inability to grow earning assets in Prosperity’s markets due to weaker economic activity or new competitors, or both. Additionally, if the merger with Ameris were not to occur, Prosperity would need to raise additional capital to support its necessary growth. Although multiple interests in capital investment were made, there is no guarantee that a recapitalization would occur.

Each of the risks described above could potentially cause Prosperity’s utilization of the existing NOLs to exceed its anticipated window and potentially increase them. However, there is no evidence that any of these risks would impact Prosperity’s projections in the short term, and Prosperity believes the NOLs can be utilized in the short term.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Sensitivity Analysis

The following sensitivity analysis shows varying return on assets and varying levels of total assets and the resulting number of years to utilize the NOLs. There is no anticipated utilization of the NOLs through short-term realization of gains included in the projections, although Prosperity is aware of $5.2 million of unrealized gains at December 31, 2012 that could quickly utilize a portion of the NOLs.

Sensitivity Analysis - Earn Back Period Assuming No Use of Tax Planning Strategies

	Return on Assets (after tax)
Total Assets	0.25%	0.50%	0.75%	1.00%	1.25%
700,000	7.80	3.90	2.60	1.95	1.56
750,000	7.28	3.64	2.43	1.82	1.46
800,000	6.83	3.41	2.28	1.71	1.37
850,000	6.42	3.21	2.14	1.61	1.28
900,000	6.07	3.03	2.02	1.52	1.21
950,000	5.75	2.87	1.92	1.44	1.15
1,000,000	5.46	2.73	1.82	1.37	1.09

As illustrated above, static levels of assets and a sub-return on assets of 0.50% will fully utilize the NOLs in approximately four years.

Actual and Forecasted Taxable Income

Set forth below is an analysis of Prosperity’s actual and forecasted taxable income for 2008 through 2012:

	Actual Year 2008	Actual Year 2009	Actual Year 2010	Actual Year 2011	Actual Year 2012
	(Dollars in Thousand)
Consolidated pre-tax book income (loss)	$(18,706)	$(16,236)	$(11,204)	$(5,631)	$436
Forecasted pre-tax income	5,043	(3,332)	(10,603)	(3.676)	(615)
Variance	(23,749)	(12,904)	(601)	(1,955)	1,051

Although the variances noted above are meaningful, the financial crisis during 2008 to 2012 was not only unpredictable, but unprecedented. As a result, traditional budgeting methodologies did not hold true to form, and thus meaningful variances occurred. The primary reason for the variances is related to very elevated provisions for loan losses totaling $63.0 million from 2008 through 2012, with 86% of that occurring in the midst of the financial crisis between 2008 and 2010. Over recent years, given the movement away from an unstable financial industry, the variances have subsided. With respect to the 2011 variance, an unforeseen OTTI loss was recorded in the amount of $3.6 million on an investment security.

With respect to 2013 actual numbers compared to the projections, Prosperity revised its 2013 budget in May 2013, decreasing consolidated pre-tax book profit to $902,000 for 2013. As of June 30, 2013, the actual consolidated pre-tax book loss for Prosperity was $(736,000) compared to a projected pre-tax loss of $(715,000).

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Please tell us how Ameris determined the fair value of the deferred tax asset for the purchase price allocation in the pro forma financial information.

Ameris determined the fair value of the deferred tax asset for the purchase price allocation in the pro forma financial information in accordance with the guidance provided by Section 382 of the Code (“Section 382”). First, Ameris calculated the adjusted net operating losses for Prosperity, including built-in losses, to be $42.6 million. This amount is the sum of: (i) Prosperity’s existing net operating losses of $21.3 million plus (ii) all of the anticipated losses on OREO plus (iii) one-half of the losses expected on the loan portfolio.

Ameris then compared the potential tax benefits from built-in losses to the maximum allowable benefits under Section 382. Ameris estimated the value of Prosperity to be $16.4 million (determined by multiplying (i) the number of shares of Prosperity common stock outstanding (377,196), by (ii) the per share stock consideration (3.125), by (iii) the market price of the Ameris common stock on April 30, 2013, the day before the execution of the merger agreement ($13.87)). Ameris then multiplied this value by the then-applicable federal rate of 2.70% and multiplied the resulting product by the 20-year benefit period. This calculation resulted in total deductible benefits under Section 382 of $8.8 million.

Accordingly, Ameris applied a write-down of the Prosperity’s deferred tax asset of $11.8 million (determined by (i) the amount of the adjusted net operating losses for Prosperity, including built-in losses ($42.6 million), minus the total amount of deductible benefits under Section 382 ($8.8 million) multiplied by (ii) an effective tax rate of 35%).

Exhibit 5.1; Legality Opinion

25.	Please remove the second sentence in the first paragraph on page two of counsel’s opinion. A valid legality opinion must accompany a registration statement when it is declared effective. If circumstances change that would render your opinion invalid before the date of effectiveness, you must revise your opinion.

In response to the Staff’s Comment, Ameris has filed a revised legality opinion as Exhibit 5.1 that does not include the sentence identified in Comment 25.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Ameris Bancorp Form 10-K for the fiscal year ended December 31, 2012

Risk Factors

26.	We note the Company increased its mortgage banking activities in the 2012 fiscal year and intends to continue to increase its activities in this area going forward. Please tell us and revise future filings to disclose the specific risks involved with this shift in business focus, including the Company’s exposure in the event it is unable to sell the mortgages into the secondary market.

In respect of the Staff’s Comment, set forth below is a risk factor with respect to Ameris’s mortgage banking activities that Ameris intends to incorporate in its future filings. For purposes of this response to Comment 26, “we” and “our” refer to Ameris Bancorp and its consolidated subsidiaries.

We face additional risks due to our increased mortgage banking activities that could negatively impact net income and profitability.

We sell substantially all of the mortgage loans that we originate. The sale of these loans generates non-interest income and can be a source of liquidity for Ameris Bank. Disruption in the secondary market for residential mortgage loans as well as continued declines in real estate values could result in one or more of the following:

•	our inability to sell mortgage loans on the secondary market, which could negatively impact our liquidity position;

•	continued declines in real estate values could decrease the potential of mortgage originations, which could negatively impact our earnings;

•	if it is determined that loans were made in breach of our representations and warranties to the secondary market, we could incur losses associated with the loans;

•	increased compliance requirements could result in higher compliance costs, higher foreclosure proceedings or lower loan origination volume, all which could negatively impact future earnings; and

•	a rise in interest rates could cause a decline in mortgage originations, which could negatively impact our earnings.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Management’s Discussion and Analysis, page 30

Non-Interest Expense, page 37

26.	We note your disclosure stating the “$3.0 million decrease in FDIC assessments is due to a fourth quarter true-up of the prepaid FDIC insurance premiums.” Please explain to us why you had to true-up your FDIC insurance premiums during 2012. Please explain if you overpaid the FDIC in prior years or if this was a result of miscalculations.

During 2009, because of the growing number of bank failures and the related cost to the Deposit Insurance Fund, the FDIC required a prepayment of the assessments that would have normally been paid during 2010 through 2012. This prepaid assessment of $12.3 million was recorded as an asset on the balance sheet of Ameris Bank and was to be expensed over the periods January 1, 2010 through December 31, 2012. When the FDIC calculated the prepayment amount in 2009, the FDIC applied projected FDIC assessment rates and estimated growth rates to determine the expected FDIC insurance premiums from 2009 through 2012 (the prepayment period).

From 2009 through 2011, the FDIC’s estimates and applied growth rates were comparable to the actual assessments calculated for those periods; however, beginning late in 2011 and through 2012, Ameris’s assessment rate declined due to the improved financial condition of Ameris Bank. Ameris’s growth in 2012 was also slower than the original prepaid assessment had anticipated. These two factors caused Ameris’s actual FDIC assessments to be less than the amount that Ameris prepaid and expensed for 2012. The FDIC determined that Ameris would receive a refund in June 2013 of the overpayment from the original prepayment assessment that remained at December 31, 2012. Based on these circumstances, Ameris made an adjustment in the fourth quarter of 2012 to adjust the amounts that had been previously expensed during 2012 and to reflect the correct balance of the FDIC Insurance Premium Receivable at December 31, 2012.

Nonperforming Loans, page 42

27.	On page 30, we note your disclosure stating you had a bulk sale of nonperforming assets in the first quarter of 2012 whereby your nonperforming loans were reduced by approximately $16.1 million, OREO was reduced by $13.3 million and classified accruing loans were reduced by $1.8 million. Please address the following with respect to the bulk sale of loans:

•	Tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please present this information separately for legacy and covered loans.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

The following table reflects the recorded investment in the loans sold in the bulk sale, the additional provision for loan loss recorded, and the charge-offs recorded by class of financing receivable. All of the following loans were legacy loans.

Loan Type	Recorded Investment	Additional Provision Recorded	Charge-offs
CFIA	$120,524	$(17,721)	$(78,245)
Raw Land	$867,662	$(155,259)	$(553,501)
CRE – Golf Course	$1,068,940	$(315,040)	$(607,730)
CRE – Motel	$6,937,996	$(2,375,267)	$(4,587,996)
CRE – Office	$2,684,987	$(722,458)	$(1,367,362)
CRE – Retail	$1,958,708	$(604,991)	$(899,183)
CRE – Industrial	$2,313,858	$(1,110,561)	$(1,427,109)
Multi – Family	$1,450,017	$(439,251)	$(495,657)
Residential Real Estate	$518,664	$(149,673)	$(315,637)

Totals	$17,921,356	$(5,890,221)	$(10,332,420)

As requested by the Staff, in future filings for periods in which Ameris engages in a bulk sale of loans, Ameris will: (i) disclose the recorded investment in such loans, the additional provision for loan loss recorded, and the charge-offs recorded by class of financing receivables; and (ii) present the foregoing information separately for legacy and covered loans, as applicable.

•	Tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

•	For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan’s effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)

•	For the loans measured based on the fair value of the collateral, please tell us if there was a difference in the carrying value and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

The following table reflects the recorded investment in the loans sold in the bulk sale, individually evaluated and collectively evaluated for impairment. All loans individually evaluated for impairment were based on the fair value of collateral method.

Impairment Methodology	Recorded Investment
Collectively Evaluated	$1,749,131
Individually Evaluated	$16,172,224

Totals	$17,921,355

The following table reflects, for the loans measured based on the fair value of the collateral, the difference in the carrying value and the amount for which Ameris sold such loans in the bulk sale. For loans for which there was a significant difference between the amount for which Ameris sold the loan and the recorded investment, an explanation is provided by footnote.

Loan Type	Recorded Investment	Sales Price	Loss on Sale
CFIA	$120,524	$42,279	$(78,245)
Raw Land	$867,662	$314,161	$(553,501)
CRE – Golf Course	$1,068,940	$461,210	$(607,730)
CRE – Motel	$6,937,996	$2,350,000	$(4,587,996	) 1)
CRE – Office	$2,684,987	$1,317,625	$(1,367,362	) 2)
CRE – Retail	$1,659,594	$890,380	$(769,214)
CRE – Industrial	$2,313,858	$886,749	$(1,427,109	) 3)
Residential Real Estate	$518,664	$203,027	$(315,637)

Totals	$16,172,224	$6,465,431	$(9,706,794)

1)	There were two nationally branded motel properties that were sold, both located in Florida. Based on the information contained in a then-current appraisal, it was determined that the first motel property had only 72 of a total of 91 rooms operational due to the poor performance of the motel and the owner’s inability to fund normal maintenance items. Of the three guarantors on the loan, only one was still communicating and cooperating with Ameris Bank. In Ameris’s judgment, a restructure of the loan would not sufficiently alleviate the deferred maintenance burden, and the guarantors appeared unwilling to contribute the funds necessary to bring the property to full operational performance. In addition, the judicial foreclosure process in Florida is often protracted and can be lengthened due to legal challenges and/or bankruptcy of the borrower. Although Ameris’s appraised value was higher than the value Ameris received through the sale of the loan, Ameris concluded that the sale of the loan was advisable because Ameris believed that the time required to complete the foreclosure process would result in continued decline in the condition of the property, thereby potentially threatening the continuation of the national brand name of the motel and resulting in a lower realizable value upon final liquidation.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

The second motel was a new project when the loan originated in 2009. As a result, the guarantor’s outside income was a primary factor in underwriting. At the time of the loan sale, the guarantor had leveraged himself as guarantor on multiple additional motel loans and was facing foreclosure and/or judgments from other banks. The guarantor’s outside income was unable to support all of the contingent liabilities. The motel was poorly performing and suffering from significant deferred maintenance which had resulted in a loss in appraised value of 50% in the three years since origination. Although Ameris’s appraised value was higher than the value Ameris received through the sale of the loan, Ameris concluded that the sale of the loan was advisable because Ameris believed that the guarantor had effectively abandoned the property and could not be relied upon in continued support of the property. Ameris further believed that this, coupled with the time required to complete the foreclosure process, would result in a decline in the condition of the property and, consequently, a lower realizable value upon final liquidation.

2)	One loan represented 63% of the recorded investment and 81% of the loss on sale. Due to the death of the principal on that loan, the entity that comprised substantially all the available space in the office building closed, which negatively impacted the value of the property and the ability of the estate to maintain the premises. Although performance under the loan had ceased, the estate sought a defense against the collection efforts of Ameris Bank, which caused delays. Eventually, the beneficiaries litigated amongst themselves over the management and liquidation of the estate, which needed to be resolved before Ameris Bank’s efforts to foreclose could proceed. Although Ameris’s appraised value was higher than the value Ameris received through the sale of the loan, Ameris concluded that the sale of the loan was advisable due to the ongoing, unresolved legal issues related to the estate, uncertainty as to the timing of ultimate foreclosure and liquidation of the collateral by Ameris Bank, and the deteriorating condition of the property.

3)

One loan represented 68% of the recorded investment and 73% of the loss on sale. The primary tenant in the property vacated, which caused a severe cash flow shortage that the guarantors were unable to overcome. An extended period ensued whereby the guarantors were unable to replace the tenant. Without a reliable source of income, there was no opportunity to restructure the loan. In addition, the property lost its largest tenant which caused the value of the property to decline because its appraised value was based on normal assumptions related to market rents and the potential income generated from the property. Although Ameris’s appraised value was higher than the value Ameris received through the sale of the loan, Ameris concluded that the sale of the loan was advisable because

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Ameris believed that the net realizable value was considered to be as vacant property and that the sale of the loan would produce a net fair value in a shorter period of time than that which would be required to complete the judicial foreclosure process. Additionally, Ameris believed that the condition of the collateral would potentially deteriorate over time, resulting in a lower realizable value upon liquidation.

•	Tell us how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

Each loan was priced individually through a competitive bid process in which multiple investors participated.

•	Tell us if the loans were sold at a discount from their carrying or fair value.

All loans were sold at a discount from their carrying or fair value.

•	Tell us how you incorporated the valuation information obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.

The values obtained from the bulk sale were considered against loans measured individually for credit impairment at December 31, 2012, subject to similarities in property types, location and condition of the collateral. For example, the value per room Ameris received for the motel properties was considered against the appraised value of any other impaired motel loan. Any adjustments that management deemed necessary were considered prior to determining impairment.

•	Tell us how you incorporated the valuation information obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012.

The losses that were incurred as a result of the bulk sale of loans were incorporated into the historical loss factor portion of Ameris’s methodology for loan losses for loans collectively measured for impairment at December 31, 2012.

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Financial Statements

Note 19. Fair Value of Financial Instruments

28.	Please provide us and revise future filings to include all of the disclosures required by ASC 820-10-50-1 and 2 as of December 31, 2012 and March 31, 2013.

As requested by the Staff, Ameris will include in future filings all of the disclosures required by ASC 820-10-50-1 and 2. Due to the timing of Ameris’s receipt of the Comment Letter, it was not feasible to prepare and include these disclosures in Ameris’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which was filed on August 9, 2013. Ameris will include these disclosures in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2013 and in its subsequent filings.

Set forth below are the disclosures required by ASC 820-10-50-1 and 2 as of December 31, 2012, March 31, 2013 and June 30, 2013.

Disclosures as of December 31, 2012:

The unobservable inputs used to determine estimated fair value of impaired loans and covered loans include market conditions, loan term, underlying collateral characteristics and discount rates. The unobservable inputs used to determine fair value of other real estate owned and covered other real estate owned include market conditions, estimated marketing period or holding period, underlying collateral characteristics and discount rates.

For the years ended December 31, 2012 and 2011, there was not a change in the methods and significant assumptions used to estimate fair value.

The transfers between the fair value hierarchy levels during the years ended December 31, 2012 and 2011 involved the transferring of loans to impaired loans, impaired loans to other real estate owned, and covered loans to covered other real estate owned. These transfers are reflected in Ameris’s reconciliation of Level 3 assets below.

	Investment Securities Available for Sale	Impaired Loans Carried at Fair Value	Other Real Estate Owned	Covered Loans	Covered Other Real Estate Owned
	(Dollars in Thousands)
Beginning balance, January 1, 2011	$4,745	$84,573	$57,915	$554,991	$54,931
Total losses included in operations	—	—	(14,570)	—	(28)
Purchases, sales, issuances, and settlements, net	(2,745)	—	(26,323)	48,734	(8,522)
Transfers in to Level 3	—	19,002	—	—	—
Asset reclassification, within Level 3	—	(33,279)	33,279	(32,236)	32,236

Ending balance, December 31, 2011	$2,000	$70,296	$50,301	$571,489	$78,617
Total gains (losses) included in operations	—	—	(11,843)	—	2,892
Purchases, sales, issuances, and settlements, net	—	—	(20,428)	(20,479)	(36,534)
Transfers in to Level 3	—	4,038	—	—	—
Asset reclassification, within Level 3	—	(21,820)	21,820	(43,298)	43,298

Ending balance, December 31, 2012	$2,000	$52,514	$39,850	$507,712	$88,273

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

Disclosures as of March 31, 2013:

The unobservable inputs used to determine estimated fair value of impaired loans and covered loans include market conditions, loan term, underlying collateral characteristics and discount rates. The unobservable inputs used to determine fair value of other real estate owned and covered other real estate owned include market conditions, estimated marketing period or holding period, underlying collateral characteristics and discount rates.

For the three months ended March 31, 2013 and 2012, there was not a change in the methods and significant assumptions used to estimate fair value.

The transfers between the fair value hierarchy levels during the three months ended March 31, 2013 and 2012 involved the transferring of loans to impaired loans, impaired loans to other real estate owned and covered loans to covered other real estate owned. These transfers are reflected in Ameris’s reconciliation of Level 3 assets below.

	Investment Securities Available for Sale	Impaired Loans Carried at Fair Value	Other Real Estate Owned	Covered Loans	Covered Other Real Estate Owned
	(Dollars in Thousands)
Beginning balance, January 1, 2013	$2,000	$52,514	$39,850	$507,712	$54,931
Total gains/(losses) included in net income	—	—	(15)	—	(3,032)
Purchases, sales, issuances, and settlements, net	—	—	(2,027)	48,734	(8,522)
Transfers in to Level 3	—	1,262	—	—	—
Asset reclassification, within Level 3	—	(2,626)	2,626	(32,236)	32,236

Ending balance March 31, 2013	$2,000	$52,514	$40,434	$460,724	$77,915

	Investment Securities Available for Sale	Impaired Loans Carried at Fair Value	Other Real Estate Owned	Covered Loans	Covered Other Real Estate Owned
	(Dollars in Thousands)
Beginning balance, January 1, 2012	$2,000	$70,296	$50,301	$571,489	$78,617
Total gains/(losses) included in net income	—	—	(6,538)	—	(714)
Purchases, sales, issuances, and settlements, net	—	—	(8,799)	91,108	(1,320)
Transfers in to Level 3	—	4,381	—	—	—
Asset reclassification, within Level 3	—	(5,071)	5,071	(9,220)	9,220

Ending balance March 31, 2012	$2,000	$69,606	$40,035	$653,377	$85,803

Disclosures as of June 30, 2013:

The unobservable inputs used to determine estimated fair value of impaired loans and covered loans include market conditions, loan term, underlying collateral characteristics and

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

discount rates. The unobservable inputs used to determine fair value of other real estate owned and covered other real estate owned include market conditions, estimated marketing period or holding period, underlying collateral characteristics and discount rates.

For the six months ended June 30, 2013 and 2012, there was not a change in the methods and significant assumptions used to estimate fair value.

The transfers between the fair value hierarchy levels during the six months ended June 30, 2013 and 2012 involved the transferring of loans to impaired loans, impaired loans to other real estate owned and covered loans to covered other real estate owned. These transfers are reflected in Ameris’s reconciliation of Level 3 assets below.

	Investment Securities Available for Sale	Impaired Loans Carried at Fair Value	Other Real Estate Owned	Covered Loans	Covered Other Real Estate Owned
	(Dollars in Thousands)
Beginning balance, January 1, 2013	$2,000	$52,514	$39,850	$507,712	$88,273
Total gains/(losses) included in net income	—	—	(409)	—	(3,191)
Purchases, sales, issuances, and settlements, net	—	—	(5,120)	(40,921)	(46,178)
Transfers in to Level 3	—	(2,196)	—	—	—
Asset reclassification, within Level 3	—	(5,564)	5,564	(23,274)	23,274

Ending balance March 31, 2013	$2,000	$44,754	$39,885	$443,517	$62,178

	Investment Securities Available for Sale	Impaired Loans Carried at Fair Value	Other Real Estate Owned	Covered Loans	Covered Other Real Estate Owned
	(Dollars in Thousands)
Beginning balance, January 1, 2012	$2,000	$70,296	$50,301	$571,489	$78,617
Total gains/(losses) included in net income	—	—	(8,065)	—	—
Purchases, sales, issuances, and settlements, net	—	—	(12,609)	50,232	(15,134)
Transfers in to Level 3	—	372	—	—	—
Asset reclassification, within Level 3	—	(10,391)	10,391	(19,984)	19,984

Ending balance March 31, 2012	$2,000	$60,277	$40,018	$601,737	$83,467

Form 8-K Item 2.02 filed July 18, 2013

Exhibit 99.1

29.

We note your use of “Core Earnings Reconciliation” in your Form 8-K Item 2.02 filed July 18, 2013. The use of the word “core” implies you are referring to your most central or essential operations and results. Removal of credit-related costs from pre-tax

Securities and Exchange Commission

Division of Corporation Finance

August 30, 2013

operating profit to arrive at “core” earnings implies that credit losses are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe the non-GAAP measure, perhaps by eliminating the use of the word “core” in the title. Please revise future filings accordingly.

As requested by the Staff, in future filings Ameris will revise “Core Earnings Reconciliation” to use a more descriptive title for this non-GAAP measure and will eliminate the word “core” from such title.

* * *

As requested by the Staff of the Commission, Ameris acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement, Ameris’s Annual Report on Form 10-K for the year ended December 31, 2012, or Ameris’s Current Report on Form 8-K filed on July 18, 2013 (collectively, the “Filings”) effective, it does not foreclose the Commission from taking any action with respect to the Filings; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve Ameris from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and (iii) Ameris may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to Ameris, at 404-420-4646.

Very truly yours,

/s/ Edwin W. Hortman, Jr.

Edwin W. Hortman, Jr.
Chief Executive Officer